      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 20, 2003
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO.  )

                       MORGAN STANLEY PRIME INCOME TRUST
                                (Name of Issuer)

                       MORGAN STANLEY PRIME INCOME TRUST
                      (Name of Person(s) Filing Statement)

         COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   616971-107
                     (CUSIP Number of Class of Securities)
                                Barry Fink, Esq.
                          1221 Avenue of the Americas
                               New York, NY 10020
                                 (800) 869-6397

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                              -------------------

                           CALCULATION OF FILING FEE
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TRANSACTION VALUATION $412,500,000 (a)      AMOUNT OF FILING FEE: $36,712.50 (b)
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 (a)   Calculated as the aggregate maximum purchase price to be paid for
       50,000,000 shares in the offer.
 (b)   Calculated as .0089% of the Transaction Valuation.
 / /   Check box if any part of the fee is offset as provided by
       Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid:
       -----------------------------------------------------------------
       Form or Registration No.:
       ----------------------------------------------------------------
       Filing Party:
       ----------------------------------------------------------------------
       Date Filed:
       ----------------------------------------------------------------------
 / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
       Check the appropriate boxes below to designate any transactions to which the statement relates:

       / /   third-party tender offer subject to Rule 14d-1.
       /X/   issuer tender offer subject to Rule 13e-4.
       / /   going-private transaction subject to Rule 13e-3.
       / /   amendment to Schedule 13D under Rule 13d-2.
       Check the following box if the filing is a final amendment reporting the results of the tender offer:
       / /

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ITEM 1.  SUMMARY TERM SHEET.

    Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

    (a) The name of the issuer is Morgan Stanley Prime Income Trust, a non-diversified, closed-end management investment company organized as a Massachusetts business trust (the "Trust") under the name "Allstate Prime Income Trust." The name was changed to "Prime Income Trust," effective March 1, 1993; to "Morgan Stanley Dean Witter Prime Income Trust," effective June 22, 1998 and then to "Morgan Stanley Prime Income Trust" effective June 18, 2001. The principal executive offices of the Trust are 1221 Avenue of the Americas, New York, New York 10020. The telephone number is (800) 869-NEWS.

    (b) The title of the securities being sought is common shares of beneficial interest, par value $.01 per share (the "Common Shares"). As of May 9, 2003 there were approximately 146,185,535 Common Shares issued and outstanding.

    (c) The Common Shares are not currently traded on an established trading market.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) The name of the filing person is Morgan Stanley Prime Income Trust, a non-diversified, closed-end management investment company organized as a Massachusetts business trust (the "Trust") under the name "Allstate Prime Income Trust." The name was changed to "Prime Income Trust," effective March 1, 1993; to "Morgan Stanley Dean Witter Prime Income Trust," effective June 22, 1998 and then to "Morgan Stanley Prime Income Trust" effective June 18, 2001. The principal executive offices of the Trust are 1221 Avenue of the Americas, New York, New York 10020. The telephone number is 800-869-6397. The filing person is the Subject Company.

ITEM 4.  TERMS OF THE TRANSACTION.

    The Trust is seeking tenders for up to 50,000,000 Common Shares, at the net asset value per Common Share, calculated on the day the tender offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). An "Early Withdrawal Charge" will be imposed on most Common Shares accepted for payment that were held for four years or less. A copy of each of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iii), respectively, each of which is incorporated herein by reference. For information on the consideration offered to shareholders, the expiration date, extending the Offer and Trust intentions in the event of oversubscription, see Section 1 "Price; Number of Common Shares" of the Offer to Purchase. For information on tendering shares and withdrawing tenders, see
Section 2 "Procedure for Tendering Common Shares" and Section 4 "Withdrawal Rights" in the Offer to Purchase. For information on the accounting and tax treatment of the Offer, see Section 2 and Section 15 "Certain Federal Income Tax Consequences" in the Offer to Purchase. The Trust has been informed that no Trustee, officer or affiliate of the Trust intends to tender Common Shares pursuant to the Offer.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase. Except as set forth therein, the Trust does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Trust, any of the Trust's executive officers or Trustees, any person controlling the Trust or any officer or director of any corporation ultimately in control of the Trust and any person with respect to any securities of the Trust (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

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ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Reference is hereby made to Section 7 "Purpose of the Offer," Section 8 "Plans or Proposals of the Trust," Section 11 "Certain Effects of the Offer" and
Section 12 "Source and Amount of Funds" of the Offer to Purchase. In addition, the Trust regularly purchases and sells assets in its ordinary course of business. Except as set forth above, the Trust has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Trust or the disposition of securities of the Trust; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Trust; (c) a sale or transfer of a material amount of assets of the Trust; (d) any change in the present Board of Trustees or management of the Trust, including, but not limited to, any plans or proposals to change the number or the term of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer of the Trust; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Trust; (f) any other material change in the Trust's structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940; (g) any changes in the Trust's declaration of trust, By-Laws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Trust by any person; (h) a class of equity securities of the Trust being delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of the Trust becoming eligible for termination of registration under the Investment Company Act of 1940; or
(j) the suspension of the Trust's obligation to file reports pursuant to
Section 15(d) of the Securities Exchange Act of 1934.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Reference is hereby made to Section 12 "Source and Amount of Funds" of the Offer to Purchase.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase. Except as set forth therein, there have not been any transactions involving the Common Shares of the Trust that were effected during the past 60 days by the Trust, any executive officer or Trustee of the Trust, any person controlling the Trust, any executive officer or director of any corporation ultimately in control of the Trust or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED COMPENSATED OR USED.

    No persons have been employed, retained or are to be compensated by or on behalf of the Trust to make solicitations or recommendations in connection with the Offer.

ITEM 10.  FINANCIAL INFORMATION.

    (a)-(b) Reference is hereby made to the Financial Statements included in Sections 18, 19 and 20 of the Offer to Purchase.

ITEM 11.  ADDITIONAL INFORMATION.

    (a) (1) Reference is hereby made to Section 10 "Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase which is incorporated herein by reference.

    (a)(2)-(5)  Not applicable.

    (b)  Reference is hereby made to The Offer to Purchase.

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ITEM 12.  EXHIBITS.

 (a)(1)(i)     Offer to Purchase (including Financial Statements).
 (a)(1)(ii)    Form of Letters to Shareholders who have requested Offer to Purchase.
 (a)(1)(iii)   Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number).
 (a)(2)        Advertisement printed in THE WALL STREET JOURNAL National Edition.
 (a)(3)        Not applicable.
 (a)(4)        Not applicable.
 (a)(5)        Not applicable.
 (b)           Not applicable.
 (d)(1)        Hold Harmless Agreement between the Trust and Morgan Stanley DW Inc.
                dated May 2, 1990. Previously filed as Exhibit (c)(1) to the
                Trust's Schedule 13E-4 on May 22, 1990 and via EDGAR on
                December 20, 1993.
 (d)(2)        Form of Depositary Agreement between the Trust and Morgan Stanley
                Trust dated as of May 9, 2003.
 (d)(3)        Form of Administration Agreement dated April 17, 1995 and amended as of April 30, 1998. Previously filed as Exhibit (c)(2) to the
                Trust's Schedule 13E-4 via EDGAR on August 4, 1998.
 (d)(4)        Investment Advisory Agreement dated May 31, 1997 and amended as of
                May 1, 1998, May 1, 1999 and May 1, 2000. Previously filed as
                Exhibit (d)(4) to the Trust's Form TO via EDGAR on May 16, 2000.
 (d)(5)        Distribution Agreement dated May 31, 1997. Previously filed as
                Exhibit (d)(5) to the Trust's Form TO via EDGAR on February 15,
                2000.
 (g)           Not applicable.
 (h)           Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           MORGAN STANLEY PRIME INCOME TRUST

                                                    A. Thomas Smith III
                                           --------------------------------------
                                                    A. Thomas Smith III
                                           Vice President and Assistant Secretary

May 20, 2003

                                 EXHIBIT INDEX

EXHIBIT                                       DESCRIPTION
-------                                       -----------
    (a)(1)(i)    Offer to Purchase (including Financial Statements).
   (a)(1)(ii)    Form of Letters to Shareholders who have requested Offer to Purchase.
  (a)(1)(iii)    Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number).
       (a)(2)    Advertisement printed in THE WALL STREET JOURNAL National Edition.
       (a)(3)    Not applicable.
       (a)(4)    Not applicable.
       (a)(5)    Not applicable.
          (b)    Not applicable.
       (d)(1)    Hold Harmless Agreement between the Trust and Morgan Stanley DW Inc.
                  dated May 2, 1990. Previously filed as Exhibit (c)(1) to the Trust's
                  Schedule 13E-4 on May 22, 1990 and via EDGAR on December 20, 1993.
       (d)(2)    Form of Depositary Agreement between the Trust and Morgan Stanley
                  Trust dated as of May 9, 2003.
       (d)(3)    Form of Administration Agreement dated April 17, 1995 and amended as of April 30, 1998. Previously filed as Exhibit (c)(2) to the Trust's
                  Schedule 13E-4 via EDGAR on August 4, 1998.
       (d)(4)    Investment Advisory Agreement dated May 31, 1997 and amended as of
                  May 1, 1998, May 1, 1999 and May 1, 2000. Previously filed as
                  Exhibit (d)(4) to the Trust's Form TO via EDGAR on May 16, 2000.
       (d)(5)    Distribution Agreement dated May 31, 1997. Previously filed as
                  Exhibit d(5) to the Trust's Form TO via EDGAR on February 15, 2000.
          (g)    Not applicable.
          (h)    Not applicable.